GREENPOINT FINANCIAL CORP. AND SUBSIDIARIES
Exhibit 11.1
Statement Regarding Computation of Per Share Earnings

	Quarter Ended June 30,		Six Months Ended June 30,

	2001	2000	2001	2000

(In millions, except per share amounts)
Net income	$86.2	$65.3	$164.3	$123.2

Weighted average number of common shares outstanding during each year – basic	89.1	90.5	88.7	91.0
Weighted average number of common shares and common stock equivalents outstanding during each year – diluted	91.2	91.6	90.9	92.0
Basic earnings per share	$0.97	$0.72	$1.85	$1.35

Diluted earnings per share	$0.95	$0.71	$1.81	$1.34